BAKER TILLY CAPITAL, LLC

Madison, Wisconsin

Financial Statement
As of May 31, 2023

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange
Act of 1934

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SEC FILE NUMBER
8-53480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/2022 (MM/DD/YY) AND ENDING 05/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BAKER TILLY CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4807 INNOVATE LANE
(No. and Street)

MADISON	WI	53718
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BARBARA OLSON	608-240-2541	barb.olson@bakertilly.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MARCUM, LLP
(Name – if individual, state last, first, and middle name)

NINE PARKWAY NORTH, SUITE 200	DEERFIELD	IL	60015
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARBARA OLSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BAKER TILLY CAPITAL, LLC, as of 5/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DENISE SCHEIB
Notary Public
State of Wisconsin

State of Wisconsin
County of Dane
Signed before me
on 8/29/23
My Commission
expires 7/5/2026

Notary Public

Signature: [signature]

Title: CHIEF COMPLIANCE OFFICER

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Baker Tilly Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Baker Tilly Capital, LLC (the "Company") as of May 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2009.

Deerfield, IL
August 28 2023

BAKER TILLY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of May 31, 2023

ASSETS

CURRENT ASSETS

Cash	$	7,725,865
Accounts receivable, net of provision for credit losses of $740,650		50,038
Due from related party		625,553
Prepaid expenses		11,639
Total Current Assets		8,413,095
TOTAL ASSETS	$	8,413,095

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	4,000
Deferred revenue		22,500
Total Liabilities		26,500
MEMBER'S EQUITY		8,386,595
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,413,095

See notes to financial statement.

BAKER TILLY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT
As of May 31, 2023

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as a "limited purpose broker-dealer," electing not to carry customer monies or securities.   The Company's primary sources of revenue are fees from investment banking activities, including mergers and acquisitions, structuring and advising on various project finance deals.   Revenues are also realized from activities related to New Market Tax Credit (NMTC) transactions including assisting Community Development Entities with the application process for obtaining allocations of NMTCs, assisting entities with funding Qualified Low Income Community Investments and assisting Qualified Active Low-Income Community Businesses with obtaining funding through a NMTC transaction.

The Company is a Wisconsin limited liability company that is 99% owned by Baker Tilly US, LLP ("Baker Tilly") and 1% owned by Baker Tilly Corporation.   The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Cash

The Company maintains its cash balances primarily in established institutions.   Cash balances are insured up to $250,000 per bank by the FDIC.   Uninsured balances were approximately $7,500,000 at May 31, 2023. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest. The Company's reserve policy for provision for credit losses is determined by billed amounts in each aging category. At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. As of May 31, 2023, $740,650 was established for receivables considered potentially uncollectible.

NOTE 2 - Significant Accounting Policies (cont.)

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001.   The net income or loss of the Company is allocated to Baker Tilly and Baker Tilly Corporation and is included on its partnership tax return.   Therefore, no provision for income taxes is included in the accompanying financial statements.

While the Company is not taxed for federal or state income tax purposes, the Company's policy is to evaluate and review its tax positions on an ongoing basis to ensure compliance with the applicable sections of the Internal Revenue Code and the respective state laws and regulations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related-Party Transactions

The Company has an Expense Sharing Agreement with Baker Tilly under which Baker Tilly pays for certain expenses on behalf of the Company.   Such expenses are allocated by Baker Tilly to the Company according to an expense allocation methodology.

At May 31, 2023, the Company had $625,553 due from Baker Tilly. This balance results from expenses paid by the Company on behalf of Baker Tilly and cash receipts received by Baker Tilly on behalf of the Company, not yet remitted to the Company.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.   The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1).   Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.   At May 31, 2023, the Company had net capital of $7,699,365 which was $7,694,365 in excess of its required net capital of $5,000.   At May 31, 2023, the Company's net capital ratio was 0.00 to 1.00.

NOTE 5 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances.   The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

NOTE 6 - Concentration of Receivables

One customer accounted for approximately 91 percent of the accounts receivable balance as of May 31, 2023.

NOTE 7 - Subsequent Events

The Company has evaluated subsequent events occurring through the date of issuance for events requiring recognition or disclosure in the Company's financial statements.